UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 9, 2016, the board of directors of Foamix Pharmaceuticals Ltd. (the “Company”) resolved, in accordance with the Israeli Companies Regulations (Concessions for Companies Whose Shares are Listed for Trading on a Stock Exchange Abroad), 5760-2000, as amended on April 17, 2016 (the “Regulations”), to “opt out” from certain requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”) with regard to (i) the appointment of external directors; (ii) certain restrictions on the engagement of external directors and their relatives and affiliates following the end of their tenure, and (iii) the composition and quorum of the audit committee and compensation committee.

Under the Regulations, the concessions will continue to be available to the Company so long as: (i) its shares are traded on a U.S. stock exchange, including the NASDAQ Global Market; (ii) it does not have a “Controlling Shareholder” (as such term is defined under the Companies Law), and (iii) it complies with the majority board independence requirements and audit committee and compensation committee requirements under U.S. laws applicable to U.S. domestic issuers.

Further to the Company’s “opt out” resolution, the audit committee of the Company is now comprised of Mr. Stanley Stern (chairman), Dr. Darrel S. Rigel and Mr. Rex Bright, and the compensation committee is comprised of the same persons (with Rex Bright acting as chairman) along with Dr. Anna Kazanchyan – all of whom are independent directors under the NASDAQ Stock Market rules.

The information contained in this Form 6-K is incorporated by reference into (i) the registration statement on Form S-8 (number 333-199486) of the registrant, filed with the Securities and Exchange Commission (the "SEC"), as amended by the post-effective registration statement on Form S-8 POS filed February 5, 2016, (ii) the registration statement on Form S-8 (number 333-209403) of the registrant, filed with the SEC, and (iii) the registration statement on Form F-3 (333-207543) of the registrant, filed with the SEC, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer

Date: August 17, 2016